FORM 4
              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP




                                      A                 Total          D
                                      Or             Beneficially      Or
Title       Date    Code    Amount    D     Price       Owned          I

LXEI       2/23/92   P      548,200   A     $10.50     4,523,200       D
Common
Stock